Asteriko Corp.
616 Corporate Way, Suite 2-6834, Valley Cottage, NY 10989
Phone: (845) 512-5020
E-mail: asteriko.corp@gmail.com
Website: www.asteriko.com


November 04, 2014

Mr. Craig E. Slivka
United States Securities and Exchange Commission
Washington, DC 20549

RE: Asteriko Corp.'s - Registration Statement on Form S-1, Amendment 1, Filing No. 333-197692

Dear Mr. Slivka,

In regards to your letter dated October 29, 2014 which included comments relating to our Registration Statement, we have prepared the following responses:

Summary Financial Information, page 4

1. We note your response to comment 3 in our October 7, 2014 letter; however, we continue to note that your current liabilities do not agree with your audited financial statements. Please revise.

RESPONSE: We have updated "Current liabilities" line with the correct value from our audited financial statements - $8,984.

Risks Relating to our Common Stock, page 7

2. Refer to comment 5 in our October 7, 2014 letter. As requested previously, revise the first paragraph "There is no minimum offering..." under this subheading because it does not appear to be part of a defined risk factor. Alternatively, delete the paragraph.

RESPONSE: Deleted the first paragraph "There is no minimum offering..." under Risks Relating to our Common Stock subheading.

Description of Product or Services, page 19

3. Include in the prospectus the information that you provided us in response to comment 8 in our October 7, 2014 letter.

RESPONSE: Updated the prospectus accordingly.

Competition and Competitive Strategy, page 21

4. Include in the prospectus the information that you provide us in response to comment 9 in our October 7, 2014 letter.

RESPONSE: Updated the prospectus accordingly.

Hope this is satisfactory.

Best regards,


/s/ Ilia Tomski
-----------------------------
ILIA TOMSKI
Director
Asteriko Corp.

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